THE SMITH BREEDEN SERIES FUND
               RESPONSE TO NSAR-A SUB-ITEM 77 (H)
                      CHANGES IN CONTROL OF REGISTRANT


SERIES #1

Carver Federal Savings Bank may be deemed no longer to control the Smith Breeden Short Duration U.S. Government Series by virtue of it owning less than 25.0% of the outstanding shares of the fund on September 30, 1995.